131 South Dearborn Street Suite 2400 Chicago, Illinois 60603
Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com	(312) 460-5000 fax (312) 460-7000 www.seyfarth.com

September 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:   John Reynolds

           Assistant Director

           Division of Corporation Finance

Re:   2020 ChinaCap Acquirco, Inc.

         Amendment No. 3 to the Registration Statement on Form S-1

         Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 ChinaCap Acquirco, Inc. (the “Company”) has filed with the Commission an Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 3, marked to show the changes made from Amendment No. 2 which was filed with the Commission on August 17, 2007. The changes reflected in Amendment No. 3 are intended to respond to the comments set forth in your letter dated September 4, 2007 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to pages in the Prospectus included in Amendment No. 2.

General Comments

1. We have added language on page 70 to disclose that if our existing stockholders decide to purchase additional shares of the Company’s stock, that decision would be based on their individual investment goals and the condition and prospects of the Company.

2. (a) We have added disclosure on pages 71 and elsewhere to clarify that the Company must acquire majority voting control of a target business where there are co-investors affiliated with our officers and directors, and voting control would be determined solely on the basis of the equity interests acquired and controlled by the Company and not on equity interests acquired by any co-investors.

Securities and Exchange Commission Attn: John Reynolds September 12, 2007 Page 2

(b) We have added language on page 71 to disclose that any interests of the Company’s officers and directors in co-investors could influence the motivation of those officers and directors in structuring the terms of the co-investment.

(c) We have clarified the disclosure on page 70 to indicate that the Company will not pursue a business combination with any company that is currently a portfolio company, or otherwise affiliated with, or has received a financial investment from, any of the companies affiliated with the Company’s existing stockholders, executive officers or directors. We point out, however, that while the Company does not intend to pursue a business combination with any future portfolio or affiliated companies, it is not prohibited from doing so.

3. We have added language on page 17 to clarify that the factors considered in setting the offering price and terms of the offering included the underwriters’ assessment of market conditions for public acquisition companies with an investment focus similar to the Company’s and management’s belief, based in part on their experience with Chinese markets, as to the capital required to facilitate a business combination.

4. We intend to file executed copies of relevant exhibits prior to the time that the Registration Statement is declared effective.

The Company appreciates the staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962 (fax (312) 460-7962).

Very truly yours,

/s/ Michael Blount

Michael E. Blount

MEB:meb:tbm

cc:	Jay Williamson
Ethan Horowitz
G. George Lu
Gary I. Levenstein